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SEC FILE NUMBER
8-69239

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ACC Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14180 Dallas Parkway, Ste. 350
(No. and Street)

Dallas	Texas	75254
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shane Mahmood	214-217-7754	shanemahmood@accsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way. Suite 168	Sugar Land	Texas	77479
(Address)	(City)	(State)	(Zip Code)

11/20/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Shane Mahmood, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ACC Securities, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Director

[signature]

Notary Public

JASON RIVERA
Notary ID #132924754
My Commission Expires
February 11, 2025
NOTARY PUBLIC STATE OF TEXAS

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACC SECURITIES, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the year ended December 31, 2021

ACC SECURITIES, LLC

Table of Contents

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
ACC Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ACC Securities LLC as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2021, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of ACC Securities LLC as of December 31, 2021 and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ACC Securities LLC's management. Our responsibility is to express an opinion on ACC Securities LLC financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ACC Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of ACC Securities LLC financial statements. The supplemental information is the responsibility of ACC Securities LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as ACC Securities LLC's auditor since 2018.

Sugar Land, Texas

February 26, 2022

ACC SECURITIES, LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$ 17,299
Prepaid expenses	5,260
Total Assets	$ 22,559

Liabilities and Members' Equity

Liabilities	
Accounts payable	$ 702
Total Liabilities	0
Members' equity	21,857
Total Liabilities and Members' Equity	$ 22,559

The accompanying notes are an integral part of these financial statements.

ACC SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2021

Revenues	
Commission and fees	$ 0
	0
Expenses	
Assessment and fees	2,045
Registration	3,291
Consulting	6,276
Insurance	48
Bank charges	83
Office expenses	956
Rent	1764
Professional development	0
Professional fees	8,300
Telephone	156
Utilities	144
Total Expenses	23,063
Net Income (Loss)	$ (23,063)

The accompanying notes are an integral part of these Financial Statements

ACC SECURITIES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2021

Balance at December 31, 2020	$ 24,920
Member contributions in cash	20,000
Member distributions in cash	--
Net Income (Loss)	(23,063)
Balance at December 31, 2021	**$ 21,857**

The accompanying notes are an integral part of these financial statements.

ACC SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash Flows from Operating Activities	
Net Income (Loss)	$ (23,063)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Decrease in accounts payable	(789)
Increase in related party payable	0
Increase in prepaid expenses	712
Net cash provided (used) by operating activities	(23,140)
Cash flows from investing activities	
Net cash provided (used) by financing activities	0
Cash flows from financing activities	
Capital contributions	20,000
Capital distributions	--
Net cash provided (used) by financing activities	--
Net increase (decrease) in cash	$ (3,140)
Cash at beginning of year	$ 20,439
Cash at end of year	$ 17,299
Supplemental schedule of cash flow information	
Cash paid during the year for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

The accounting and reporting policies of ACC Securities, LLC (the "Company") conform to U.S. generally accepted accounting principles and to general practices within the securities industry. The following is a description of the more significant of those policies that the Company follows in preparing its financial statements. The financial statements present the financial position and results of operations of the Company, a multi-member Texas limited liability company, which was formed on September 10, 2010.

Organization

The Company, jointly-owned by ALLCAPCORP, LTD. CO. and Matadero, LLC (collectively referred to as the "Members"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's primary business is operating as a placement agent in private securities transactions between issuers and/or accredited institution(s)/qualified institutional buyers (QIB). The Company does not carry any margin accounts and does not hold funds or securities for customers. The Members make capital contributions as necessary to cover any regular operating or regulatory requirements.

Income Taxes

The Company is organized as a limited liability company and has no federal tax liability. State tax liabilities are determined under individual state laws of which none were payable. Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. The Company is a multi-member limited liability company.

The Company has reviewed the guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company has evaluated such implications for all open tax years and has determined there is no impact to the Company's financial statements as of December 31, 2021.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns generally remain subject to examination by the regulatory authorities for three to four years from the date the return is due including extensions.

Revenue Recognition

The Company earns selling commissions on the sale/placement of privately-held securities between an issuer and institutional investors or between two (2) institutional investors. Selling commissions are reflected in the period in which assets are raised for the selling issuer or selling institutional investor.

The Company accrues interest on its investments in the period when earned.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Parties

At December 31, 2021, the Company had an amount due to ALLCAPCORP, LTD., CO dba Allegiance Capital Corporation (Majority Member) of $702 which was primarily for certain shared expenses in accordance with an Administrative Services and Expense Agreement dated April 18, 2018. The Administrative Services and Expense Agreement provides for Allegiance Capital Corporation to provide certain services to the Company and is in accordance with NASD Notice to Members 03-63, *Expense-Sharing Agreements*. The Company incurred expenses totaling $2,808 for these services for the year ended December 31, 2021.

The Company and its affiliates are related parties under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 3 - Regulatory Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2021, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2021, the Company had net capital of $16,597 and indebtedness of $702. The ratio of indebtedness expressed as a percent of net capital can be calculated as 4.2%.

Note 4 - Going Concern

The firm relies upon capital infusions, as necessary, from the parent entity. The parent has been in business for over 23 years and is solvent. The parent utilizes the services of the Company on an "as needed" basis. The firm has operated for several years in this manner. The parent entity anticipates running more transactions through the broker/dealer affiliate by 2022.

Note 5 - Subsequent Events

The subsequent events for the Company have been evaluated by management through the date financial statements were available to be issued. It was determined that there were no subsequent events to recognize in the financial statements.

Schedule I

ACC SECURITIES, LLC
Computation of Net Capital Under SEC Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2021

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital	$ 21,857
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	21,857
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	(5,260)
Net capital before haircuts on securities positions	16,597
Haircuts on securities (computed, where applicable, Pursuant to Rule 15c3-1(f)	--
Net Capital	**$ 16,597**

Aggregate Indebtedness (AI)

Items included in statement of financial condition:	
Related party payables	$ 702
Total aggregated indebtedness	**$ 702**

Schedule I (continued)

ACC SECURITIES, LLC
Computation of Net Capital Under SEC Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2021

Computation of Basic Net Capital Requirement

Minimum net capital required (AI x 0.6667))	$ 468
Minimum net capital required of broker dealer	$ 5,000
Net capital requirement (Greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum (NC – RNC)	$ 11,597
Excess net capital at 1000% (NC – (.1 of AI)	$ 11,527
Ratio: Aggregate indebtedness to net capital (AI/NC), expressed as a percentage	4.2%

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

ACC Securities, LLC
Schedule II & III - Pursuant to SEA Rule 17a-5
Of Securities and Exchange Act of 1934
December 31, 2021

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2021

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company claims an exemption because it engages in the limited activity of private placements of securities to institutional investors, and thus, during the report period ACCS: (a) did not directly or indirectly receive, hold and/or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule SEC Rule 15c2-4; (b) did not carry account of or for customers; and, (c) did not carry a PAB account (as defined in SEC Rule 15c3-3).

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2021

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company claims an exemption because it engages in the limited activity of private placements of securities to institutional investors, and thus, during the report period ACCS: (a) did not directly or indirectly receive, hold and/or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule SEC Rule 15c2-4; (b) did not carry account of or for customers; and, (c) did not carry a PAB account (as defined in SEC Rule 15c3-3).

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

Year Ended December 31, 2021

ACC SECURITIES LLC

An affiliate of Allegiance Capital Corp.

February 26, 2022

Re: Exemption Report Prepared and Signed by Broker/Dealer

In connection with the financial audit you are currently conducting on ACC Securities, LLC ("ACCS"), please be advised that ACCS is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, ACCS states the following:

ACCS files an exemption report because it engages in the limited activity of private placements of securities to institutional investors, and thus, during the report period ACCS: (a) did not directly or indirectly receive, hold and/or otherwise owe funds or securities for or to customers, other than money *or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of* rule SEC Rule 15c2-4; (b) did not carry account of or for customers; and, (c) did not carry a PAB account (as defined in SEC Rule 15c3-3).

Therefore, ACCS met the identified exemption provisions throughout the year ended December 31, 2021 without exception.

Sincerely,

Shane Mahmood

ACC Securities LLC
An affiliate of Allegiance Capital Corp.

February 26, 2022

Re: Exemption Report Prepared and Signed by Broker/Dealer

In connection with the financial audit you are currently conducting on ACC Securities, LLC ("ACCS"), please be advised that ACCS is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, ACCS states the following:

ACCS files an exemption report because it engages in the limited activity of private placements of securities to institutional investors, and thus, during the report period ACCS: (a) did not directly or indirectly receive, hold and/or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule SEC Rule 15c2-4; (b) did not carry account of or for customers; and, (c) did not carry a PAB account (as defined in SEC Rule 15c3-3).

Therefore, ACCS met the identified exemption provisions throughout the year ended December 31, 2021 without exception.

Sincerely,

Shane Mahmood

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
ACC Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ACC Securities, LLC states that the Company file an exemption report because it engages in the limited activity of private placement of securities to institutional investors, and thus; during the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3); and (2) ACC Securities, LLC stated that ACC Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2021 without exception. ACC Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ACC Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.
2/26/2022

[To be printed on ACC Securities LLC letterhead]

Representation Letter

Jennifer Wray CPA PLLC
800 Bonaventure Way, Suite 168
Sugar Land, TX 77479

February 26, 2022

This representation letter is provided in connection with your audit of the financial statements of ACC Securities LLC, which comprise the statement of financial condition as of December 31, 2021, and the related statements of income, changes in members' equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of December 31, 2021, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated November 12, 2021, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
    - Access to all financial records and other information of which we are aware that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.
    - Additional information that you have requested from us for the purpose of the audit.
    - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
    - Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or pledged to secure assets loaned pursuant to subordinated agreements.
- The Company has assessed the impact of **FASB ASC 740, Income Taxes** , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.
- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB ASC 275, Risks and Uncertainties.*
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.

- There are no side agreements, implicit provisions, unstated customary business practices, or other arrangements (either written or oral) that have not been disclosed to you.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for the fair presentation of the supplemental information in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the supplemental information, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the supplemental information have not changed from those used in the prior period. The form and content of supplemental information complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.
- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2021 or through January 31, 2022.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2021 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2021.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, the assertions, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions, compliance functions, and other auditors concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.
- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2021 and through January 31, 2022.
- Net capital computations prepared by us during the period January 1, 2022 through January 31, 2022 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.

- There were no significant deficiencies or material weaknesses at December 31, 2021 or during the period January 1st, 2022 through the date of the auditor's report, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There are no outstanding past due PCAOB accounting support fees.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(c)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: ____________________

Date: 2/24/2022

Title: MANAGING DIRECTOR

ACC Securities, LLC

14180 DALLAS PARKWAY, SUITE 350, DALLAS, TX 75254

Subsequent Events Memo

To: Jennifer Wray CPA

February 26, 2022

Commitments and Contingencies

We confirm there is no significant commitments or contingencies exist from January 1, 2021 through February 26, 2022 There is no any pending litigation, claims, or assessments including legal correspondence.

Significant Estimates and Concentrations

We confirm there is no circumstances requiring accounting estimates and no changes.

Subsequent Events

We confirm there is no material subsequent events, such as plans to sale of a bond or capital stock, purchase a business, or merge, losses or impairment of assets, or change in working capital through February 26, 2022

Signature: ______________________

Date: 2/26/2022